Exhibit 99.1

MEDIA RELEASE

SMART to Announce First Quarter Results

Q1 Results for Fiscal 2012 to be Released After Close of Markets August 9, 2011

CALGARY, Alberta — July 26, 2011 — SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced that it will report financial results for its fiscal first quarter ended June 30, 2011, after the financial markets close in the United States and Canada on Tuesday, August 9, 2011.

In conjunction with this announcement, SMART will host a conference call on Tuesday, August 9, 2011, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #81778458. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through August 19, 2011, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 81778458.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7573.

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For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2011 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.